



05037139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-46599

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 PARK AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK   **NY**   **10016**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SULTAN, CPA   **516-496-9500**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    IVES & SULTAN, LLP

(Name – *if individual, state last, first, middle name*)

100 CROSSWAYS PARK DR. W   **WOODBURY**   **NEW YORK**   **11797**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

RECEIVED
FEB 2 4 2005
WASH. D.C.
179

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____PETER WORTH_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____AMERICAN BENEFITS AND COMPENSATION SECURITES CORP._____ , as
of _____DECEMBER 31_____ , 20 _04____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Douglas P. Dreyer
Notary Public, State of New York
No. 02DR6052522
Qualified in New York County
Commission Expires December 18, 20 06

_____
Signature

_____
Notary Public

_____
Title

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012   516-496-9500 • Fax: 516-496-9508

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

Table of Contents

Financial Statements:

IVES & SULTAN, LLP
Certified Public Accountants

REPORT ON COMPILATION OF FINANCIAL STATEMENTS

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012   516-496-9500 • Fax: 516-496-9508

See Independent Auditors' Report

American Benefits and Compensation Securities Corp.
New York, New York

We have audited the accompanying balance sheet of American Benefits and Compensation Securities Corp. as at December 31, 2004, and the related statements of income, retained earnings and computation of net capital for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits and Compensation Securities Corp. as of December 31, 2004 and the results of its operations and the changes in its financial position for the period then ended in conformity with accounting principles generally accepted in the United States of America.

IVES & SULTAN, LLP
IVES & SULTAN, LLP
Certified Public Accountants

January 29, 2005

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

BALANCE SHEET
DECEMBER 31, 2004

Assets

Assets

Cash and Cash Equivalents *(Note 1b)*	$94,708
Non-Allowable Assets *(Note 2)*	---
	$94,708

Liabilities and Stockholders' Equity

Current Liabilities

Accounts Payable	$65,462
Income Taxes Payable *(Note 3)*	400
	65,862

Stockholders' Equity

Capital Stock	22,400
Retained Earnings	6,446
	28,846
	$94,708

See accompanying notes and accountant's report on compilation of financial statements.

Page-2

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenue From Sales	$930,599
Expenses	
Commissions	605,643
Administrative	324,868
	930,511
Income Before Income Taxes	88
Income Taxes *(Note 3)*	400
Net Loss	$ (312)

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

Retained Earnings as of January 1, 2004	$6,758
Net Loss	(312)
Retained Earnings as of December 31, 2004	$6,446

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:

Net Loss	$ (312)
Adjustment to Reconcile Net Income to	
Net Cash Provided By Operating Activities:	
Increase (Decrease) in Current Liabilities:	
Accounts Payable	65,462
Due to Affiliate	(800)
Net Cash Provided By Operating Activities	64,350
Net Increase in Cash and Cash Equivalents	64,350
Cash and Cash Equivalents - At Beginning	30,358
Cash and Cash Equivalents - At End	$94,708

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Taxes	$ 400

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

RECONCILIATION OF THE COMPUTATION OF
NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2004

Net Capital as Per December 31, 2004 Focus Report	$30,891
Reconciling Items Between Financial Statements and Focus Report	
Administrative Expenses	(1,245)
Income Taxes	(800)
Net Capital as Per December 31, 2004 Financial Statement	$28,846

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2004

Allowable Capital

Capital Stock		$22,400
Earnings to Date		6,446
		28,846
Less: Non-Allowable Assets		---
Net Capital		28,846
Aggregate Indebtedness	$65,862	
Minimum Net Capital Required		5,000
Minimum Net Capital Required (Based on Aggregate Indebtedness)	4,391	
		$23,846
AI Ratio (%)		2.28%

IVES & SULTAN, LLP
Certified Public Accountants

AMERICAN BENEFITS AND COMPENSATION SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. **Summary of Significant Accounting Policies**

    a. **Type of Organization**
        American Benefits and Compensation Securities Corp. is an "S" Corporation, duly organized and validly existing under the laws of the State of New York. American Benefits and Compensation Securities Corp. acts as a limited broker/dealer conducting business solely in mutual funds and variable annuities.

    b. **Cash and Cash Equivalents**
        For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

    c. **Income Taxes**
        Effective January 1, 1986, the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1362 of the Internal Revenue Code and applicable state statues. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for their share of the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. New York State did impose a tax on "S" Corporations where earnings are in excess of $200,000; however, beginning in 2003, the tax law was·amended eliminating the tax on earnings. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level.

2. **Non-Allowable Assets**

    Non-allowable assets consist of organization costs principally start up costs, (legal fees, licensing fees and bank charges). Such costs are amortized over a five year period using the straight line method. As of December 31, 2004, the assets have been fully amortized.

3. **Income Taxes**

    Provision for income taxes consists of the following:

New York State	$100
New York City	300
	$400

IVES & SULTAN, LLP
Certified Public Accountants

4. **Focus Report**

American Benefits and Compensation Securities Corp., a limited broker/dealer, is required to file a Focus Report Part IIA within 17 business days of the quarter end with both the NASD district and executive offices.

5. **Concentration of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit.

IVES & SULTAN, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

American Benefits and Compensation Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of American Benefits and Compensation Securities Corp. year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ives & Sultan, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants